

**The Commonwealth of Massachusetts**
**William Francis Galvin**

Minimum Fee: $100.00

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

## Certificate of Amendment
(General Laws, Chapter )

**Identification Number:**  001497685

**The date of filing of the original certificate of organization:**  3/29/2021

**1.a. Exact name of the limited liability company:**  REBEL HEMP FOODS, LLC

**1.b. The exact name of the limited liability company *as amended*, is:**  SAZI FOODS, LLC

**2a. Location of its principal office:**
No. and Street:      20 EAST STREET
City or Town:      STOCKBRIDGE          State: MA     Zip: 01262     Country: USA

**3. *As amended,* the general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:**

**4. The latest date of dissolution, if specified:**

**5. Name and address of the Resident Agent:**
Name:      ETHAN S. KLEPETAR
No. and Street:      342 MAIN STREET
City or Town:      GREAT BARRINGTON          State: MA     Zip: 01230     Country: USA

**6. The name and business address of each manager, if any:**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|
| MANAGER | LISA NEWMAN | 20 EAST STREET<br>STOCKBRIDGE, MA 01262 USA |

**7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|
| SOC SIGNATORY | LISA NEWMAN | 20 EAST STREET<br>STOCKBRIDGE, MA 01262 USA |
| SOC SIGNATORY | ETHAN S KLEPETAR | 342 MAIN STREET<br>GREAT BARRINGTON, MA 01230 USA |

**8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record**

**any recordable instrument purporting to affect an interest in real property:**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|
| REAL PROPERTY | LISA NEWMAN | 20 EAST STREET<br>STOCKBRIDGE, MA 01262 USA |

**9. Additional matters:**

**10. State the amendments to the certificate:**
THE NAME OF THE LIMITED LIABILITY COMPANY IS BEING CHANGED TO SAZI FOODS, LLC AND LISA NEWMAN IS BEING IDENTIFIED AS A MANAGER.

**11. The amendment certificate shall be effective when filed unless a later effective date is specified:**

**SIGNED UNDER THE PENALTIES OF PERJURY, this 7 Day of April, 2021,**
ETHAN S KLEPETAR **, Signature of Authorized Signatory.**

# THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

April 07, 2021 09:19 AM

WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*



# The Commonwealth of Massachusetts
## William Francis Galvin

**Minimum Fee: $500.00**

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

## Certificate of Organization
(General Laws, Chapter )

**Identification Number:** 001497685

**1. The exact name of the limited liability company is:** REBEL HEMP FOODS, LLC

**2a. Location of its principal office:**
No. and Street: 20 EAST STREET
City or Town: STOCKBRIDGE          State: MA          Zip: 01262          Country: USA

**2b. Street address of the office in the Commonwealth at which the records will be maintained:**

No. and Street: 20 EAST STREET
City or Town: STOCKBRIDGE          State: MA          Zip: 01262          Country: USA

**3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:**
TO DESIGN, DEVELOP, AND MARKET HEMP-BASED FOODS AND BEVERAGES, AND ANY AND ALL ACTIVITIES DIRECTLY OR INDIRECTLY RELATED THERETO; AND TO ENGAGE IN ANY OTHER ACTIVITY IN WHICH A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS MAY LEGALLY ENGAGE.

**4. The latest date of dissolution, if specified:**

**5. Name and address of the Resident Agent:**
Name: ETHAN S. KLEPETAR
No. and Street: 342 MAIN STREET
City or Town: GREAT BARRINGTON          State: MA          Zip: 01230          Country: USA

**I, ETHAN S. KLEPETAR resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.**

**6. The name and business address of each manager, if any:**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|
| | | |

**7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|

| | | |
|---|---|---|
| SOC SIGNATORY | LISA NEWMAN | 20 EAST STREET<br>STOCKBRIDGE, MA 01262 USA |
| SOC SIGNATORY | ETHAN S KLEPETAR | 342 MAIN STREET<br>GREAT BARRINGTON, MA 01230 USA |

**8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:**

| Title | Individual Name<br>First, Middle, Last, Suffix | Address (no PO Box)<br>Address, City or Town, State, Zip Code |
|---|---|---|
| REAL PROPERTY | LISA NEWMAN | 20 EAST STREET<br>STOCKBRIDGE, MA 01262 USA |

**9. Additional matters:**

**SIGNED UNDER THE PENALTIES OF PERJURY, this 29 Day of March, 2021,**
LISA NEWMAN

*(The certificate must be signed by the person forming the LLC.)*

# THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

March 29, 2021 06:20 PM

WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*